FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 27, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for March 27, 2008 and incorporated by reference herein is the Registrant’s immediate report dated March 27, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: March 27, 2008

ALTECH SOFTWARE OPENS NEW MARKETS BY MIGRATING ITS SYSTEM i
FOOD INDUSTRY SOLUTION TO .NET USING MONARCH FROM ASNA

—	Migration opens new markets and sales opportunities with .NET customers
—	ASNA's Monarch enabled migration at 25% of the cost and in a third of the time

SAN ANTONIO, Texas (March 27, 2008) – ASNA, a BluePhoenix company (NASDAQ: BPHX), announced today that ALTech Software has successfully completed the migration of its Vision NPD solution from System i to .NET. Vision NPD is part of Vision for Food, the first integrated business system designed for Food Technology and Development Departments that complies with standards set by the United Nations for international food manufacturing.

Many of ALTech’s target customers have little or no experience with IBM’s System i and have expressed reluctance to invest in this legacy platform. ALTech used Monarch, ASNA’s modernization solution, to migrate several hundred thousand lines of code in their existing System i application to create a new, Web-based solution able to access data on Microsoft’s SQL Server, as well as on the System i for existing customers who wish to remain on that platform. The modernized application works seamlessly with the Vision for Food suite, a native .NET solution, and additional functionality can also be delivered using SOAP and AJAX Web services.

ASNA’s modernization solution enables System i solution partners to improve their ability to drive revenue from their existing solutions with existing RPG resources. By migrating all or part of their applications and data to .NET, System i solution partners open themselves up to a new and growing .NET platform, enabling increased interoperability and functionality.

ASNA Monarch is the only solution that enables organizations to comprehensively modernize their applications. Monarch provides a rapid assessment of RPG programs, applications, and data, enabling the preparation of a project roadmap that meets the needs of the business, and then automatically executes staged extension and modernization of those important software assets from System i to Microsoft .NET and SQL Server.

“Conversion to .NET was essential for us to increase the market potential for our Vision NPD solution,” said Alan Blyther, commercial director of ALTech. “By converting our legacy applications with Monarch from ASNA, we achieved the migration in a third of the time and at 25% of the cost that it would have taken us to rewrite the solution.”

“It is probable that System i applications, with their existing user interface, will become increasingly obsolete,” said Blyther. “They are already becoming more difficult to support and develop and fewer professionals have the requisite skills. System i users need to plan for the future, and their options are simple: migrate, rewrite, or replace. Wholesale replacement and rewriting are perceived to be higher risk, more costly and time consuming options.”

About ALTech (www.altechsoftware.com)
Altech Software markets Vision For Food which is an integrated suite of software applications designed by IT and food industry professionals specifically to improve development performance, quality, traceability and process control as well as food safety compliance for food manufacturing companies. Based on the Microsoft .NET framework, Vision for Food represents an innovative, international collaboration to provide long overdue assistance for the technical and development departments within food manufacturers.

Integrated modules for Total Quality Management, Food Safety, the NPD process, Product Definition & Specifications: VisionTQM, VisionNPD, VisionPDM, VisionAQL are ready to assist food companies to be quicker to market with products that are safer to make and easier to control, leading to fewer recalls. In addition VisionADC and VisionTQM-Mobile offer an opportunity to remove all paper recording from the production environment leveraging the Microsoft Windows Mobile platform.

About ASNA (www.asna.com)
ASNA, a BluePhoenix company (NASDAQ:BPHX), provides comprehensive solutions for modernizing System i applications to RPG on the Microsoft .NET platform. Using a staged approach, ASNA enables companies to integrate and extend their solutions to .NET, the Web and beyond, while preserving investments in IT and human resources. ASNA solutions are distributed worldwide, and used by more than 1 million end users.

ASNA is a Microsoft Gold Certified Partner, Microsoft Visual Studio Industry Partner, IBM Tools Network Partner, and an Advanced Tier Member of IBM’s PartnerWorld for Developers. ASNA is also a founding member of MAP (Midrange Alliance Program) and an exclusive Delivery Partner for the Microsoft NXT program for ISVs.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Peter Seltzberg
BluePhoenix Solutions	Hayden Communications
210-408-0212, ext. 600	(646) 415-8972
cpence@bphx.com	peter@haydenir.com

Financial Media Contact
Jeffrey Stanlis
Hayden Communications
(602) 476-1821
jeff@haydenir.com